Filed by American Homes 4 Rent
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: American Residential Properties, Inc.
Commission File No. for Registration Statement on Form S-4: 333-208714

Dated: February 18, 2016

NOTICE TO THE HOLDERS AND TRUSTEE OF

AMERICAN RESIDENTIAL PROPERTIES OP, L.P.

3.25% EXCHANGEABLE SENIOR NOTES DUE 2018
(CUSIP No.: 02927F AA0)

Reference is made to that certain Indenture dated November 27, 2013 (“Indenture”), by and among American Residential Properties OP, L.P. (“ARP OP”), as issuer, American Residential Properties, Inc. (“ARPI”), as guarantor, and U.S. Bank National Association, as Trustee and initial Exchange Agent, with respect to ARP OP’s 3.25% Exchangeable Senior Notes due 2018 (the “Notes”). Capitalized terms used but not defined in this notice shall have the meanings ascribed to such terms in the Indenture. A copy of the Indenture was included as Exhibit 4.1 to ARPI’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 27, 2013.

On December 3, 2015, ARPI, ARP OP and American Residential GP, LLC, general partner of ARP OP, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with American Homes 4 Rent (“AMH”), Sunrise Merger Sub, LLC, a wholly owned subsidiary of AMH (“Merger Sub”), American Homes 4 Rent, L.P. (“AMH OP”) and AMH OP Merger Sub, LLC, a wholly owned subsidiary of AMH OP (“AMH OP Merger Sub”). The Merger Agreement provides for the merger of AMH OP Merger Sub with and into ARP OP, with ARP OP continuing as the surviving entity and a wholly owned subsidiary of AMH OP (the “Partnership Merger”), and the merger of ARPI with and into Merger Sub, with Merger Sub continuing as the surviving entity and a wholly owned subsidiary of AMH (the “Parent Merger” and, together with the Partnership Merger, the “Mergers”). Pursuant to the terms and conditions in the Merger Agreement, at the effective time of the Parent Merger, each share of ARPI common stock, $0.01 par value per share (“ARPI Common Stock”), issued and outstanding immediately prior to the effective time will be converted into the right to receive 1.135 validly issued, fully paid and nonassessable Class A common shares of beneficial interest, $0.01 par value per share, of AMH (“AMH Common Shares”). Following the consummation of the Mergers, the Notes will be exchangeable for AMH Common Shares, which will be listed on the New York Stock Exchange.

While the effective date of the Mergers has not yet been determined and will depend in part on factors that are outside of the control of any of the parties to the Mergers, the date on which the Mergers are expected to become effective, solely for purposes of Section 13.03(h) of the Indenture, is February 29, 2016, which is 11 calendar days after the date hereof. It is possible that the actual effective date of the Mergers could occur before or after February 29, 2016. It is anticipated that the actual effective date of the Mergers will be announced upon or prior to approval of the Parent Merger by ARPI’s stockholders, which may occur at the special meeting of ARPI’s stockholders scheduled to take place on February 26, 2016.

Notice is hereby given that neither ARP OP nor ARPI will withhold any tax under Section 1445 of the Internal Revenue Code of 1986, as amended, in connection with the exchange of AMH Common Shares for ARPI Common Stock at the effective time of the Mergers.

This notice also will constitute notice under any other section of the Indenture, to the extent notice is required under such section, and this notice satisfies such requirements.

The Mergers are subject to various closing conditions as identified further in the Merger Agreement, and, therefore, the Mergers may not be completed on or before the anticipated effective date referenced above or at all. If the Mergers are not completed, Holders will not have a right to receive AMH Common Shares in exchange for their Notes.

In the event of any conflicting information in this Notice and the Indenture, the information in the Indenture will control. Holders of the Notes should not assume that the information in this notice is accurate as of any date other than the date hereof. Holders of the Notes should direct any questions concerning this notice to ARPI by calling Investor Relations at (480) 474-4800.

The above-referenced CUSIP number is included solely for the convenience of the Holders of the Notes. No representation is made as to the correctness of such number either as included in this notice or as printed on the Notes.

American Residential Properties OP, L.P.

By: American Residential GP, LLC, its sole general partner

By: American Residential Properties, Inc., its managing member

By: /s/ Laurie A. Hawkes
Name:    Laurie A. Hawkes
Title:    President and Chief Operating Officer

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “will,” “predicted,” “likely,” or other words or phrases of similar import. Such statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of AMH or ARPI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability of ARPI to obtain the required stockholder approval to consummate the proposed mergers; the satisfaction or waiver of other conditions in the Merger Agreement; the outcome of any legal proceedings that may be instituted against AMH, ARPI and others related to the Merger Agreement; the ability of third parties to fulfill their obligations relating to the proposed transactions; the risk that the mergers or the other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by the parties or at all; the ability of AMH to successfully integrate pending transactions and implement its operating strategy; changes in economic cycles; competition within the single-family residential rental industry; and the demand for and market acceptance of AMH’s and ARPI’s properties for rental purposes. Although AMH and ARPI believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this document will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by AMH or ARPI or any other person that the results or conditions described in such statements or the objectives and plans of AMH or ARPI will be achieved. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in AMH’s and ARPI’s SEC reports, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by AMH with the SEC on March 3, 2015, and in the section entitled “Item 1A. Risk

Factors” in the Annual Report on Form 10-K filed by ARPI with the SEC on March 16, 2015. Any forward-looking statement speaks only as of the date of this report and neither AMH nor ARPI undertakes any obligation to update or revise any forward-looking statements, whether as a result of new developments or otherwise.

Additional Information about the Proposed Transaction and Where to Find it

In connection with the proposed transactions, AMH has filed with the SEC a registration statement on Form S-4, which was declared effective on January 20, 2016, that includes a proxy statement of ARPI and also constitutes a prospectus of AMH. The definitive prospectus/proxy statement was mailed to ARPI’s stockholders beginning on January 28, 2016. AMH and ARPI may also file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY AMH OR ARPI IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus/proxy statement and other relevant documents filed by AMH and ARPI with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by AMH with the SEC are available free of charge on its website at www.americanhomes4rent.com, or by contacting Investor Relations at (855) 794-2447. Copies of the documents filed by ARPI with the SEC are available free of charge on its website at www.amresprop.com, or by contacting Investor Relations at (480) 474-4800.

AMH and ARPI and their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about AMH’s trustees and executive officers in AMH’s definitive proxy statement filed with the SEC on April 2, 2015 in connection with its 2015 annual meeting of shareholders. You can find information about ARPI’s directors and executive officers in ARPI’s definitive proxy statement filed with the SEC on April 17, 2015 in connection with its 2015 annual meeting of stockholders. Additional information regarding the interests of such potential participants is included in the prospectus/proxy statement and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from AMH or ARPI using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.